

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Jordan K. Thomsen
Vice President
PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
The Prudential Insurance Company of America
751 Broad Street, Newark
New Jersey 071023777

> **Re: PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT**
> **Post-Effective Amendment No. 3 on Form S-1**
> **Filed December 30, 2020**
> **File No. 333-223075**

Dear Mr. Thomsen:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment on Form S-1

General

1.   We note that in your response to comment 2 you indicate that the contracts specifically refer to the right to make changes to the separate accounts or include language about the right to substitute, but in each case that language appears to provide that you would only make such changes or substitutions with the consent of the SEC. Given the SEC is not providing a consent to these changes or substitutions, please explain how you propose to make such changes or substitutions consistent with the terms of the contracts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ruairi Regan at (202) 551-3391 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher E. Palmer, Esq.